Exhibit 4 (o)
English Summary

Equity Purchase Agreement

This Equity Purchase Agreement (hereinafter referred to as the “Agreement”) is entered on October 25, 2011 between the following parties:

The Buyer:
PowerASE Technology Inc. (Chinese translation), a company established under the laws of the Republic of China with a registered address at 9F, No. 556, Section 1, Zhonghua Road, Zhongli City, Taoyuan County, Taiwan (hereinafter referred to as “the Buyer”.)

The Seller:
The following shareholders (hereinafter generally referred to as “the Seller”) that holds the shares issued by Lu-Chu Development Corporation (Chinese translation), hereinafter referred to as “Lu-Chu Development”):

(1)
Powerchip Technology Inc. (Chinese translation), hereinafter referred to as “Powerchip Technology”), a company established under the laws of the Republic of China with a registered address at No. 12, Li-xin 1st Road, Hsinchu Science Park, Taiwan;

(2)
Li Hsin Investment Corp. (Chinese translation), hereinafter referred to as “Li Hsin Investment”), a company established under  the laws of the Republic of China with a registered address at 8F, No. 70, Section 3, Nanjing E. Road, Zhongshan District, Taipei;

(3)
Quantum Vision Corp. (Chinese translation), hereinafter referred to as “Quantum Vision”), a company established under  the laws of the Republic of China with a registered address at 8F, No. 70, Section 3, Nanjing E. Road, Zhongshan District, Taipei;

(4)
Novax Technologies, Inc. (Chinese translation), hereinafter referred to as “Novax Technologies”), a company established under the laws of the Republic of China with a registered address at 10F, No. 68, Section 3, Nanjing E. Road, Zhongshan District, Taipei;

(5)
Chi Hsiang Investment Corp. (Chinese translation), hereinafter referred to as “Chi Hsiang Investment”), a company established under the laws of the Republic of China with a registered address at 15F, No. 68, Section 3, Nanjing E. Road, Zhongshan District, Taipei;

(6)	Chi Li Investment Corp. (Chinese translation), hereinafter referred to as “Chi Li Investment”), a company established under the laws of the

Republic of China with a registered address at 15F, No. 68, Section 3, Nanjing E. Road, Zhongshan District, Taipei;

(7)
Chi Feng Technology Corp. (Chinese translation), hereinafter referred to as “Chi Feng Technology”), a company established under the laws of the Republic of China with a registered address at 8F, No. 68, Section 3, Nanjing E. Road, Zhongshan District, Taipei.

In consideration of the facts that the Buyer desires to purchase from the Seller, and the Seller is willing to sell to the Buyer all of the shares it holds in the Lu-Chu Development (hereinafter referred to as “the Transaction”), the Buyer and the Seller of the Agreement hereby agree to enter into and abide by the following terms and conditions:

1.	The Subject Matter of the Transaction

The Seller agrees to sell all of the 181,416,980 common stocks it holds in Lu-Chu Development (hereinafter referred to as “the Shares to be Sold”), which are at a par value of NT$10 and represent approximately 72.97% of the total shares issued by Lu-Chu Development.

2.	The Transaction Price

2.1
Under the premise that the number of outstanding common stocks issued by Lu-Chu Development is 248,626,000, the Buyer agrees to purchase from the Seller, at a price of NT$7 per share, a total of 181,416,980 of the Shares to be Sold, being common stocks issued by the Lu-Chu Development (The total transaction price is NT$1,269,918,860. The net amount to be paid by the Buyer is NT$1,266,109,103 after deducting the Securities Transaction Tax of NT$3,809,757 to be paid by the Seller). The net amount shall be paid by the Buyer in two installments.  The first payment shall be NT$1,000,000,000 (hereinafter referred to as “the First Installment”) and the second payment shall be NT$266,109,103 (hereinafter referred to as “the Second Installment”.)

2.2
The transaction price referred to in Article 2.1 above is calculated by the Buyer based on Appendix 1 which is the unaudited balance sheet of Lu-Chu Development as at September 30, 2011 provided by the Seller (hereinafter referred to as “The Latest Unaudited Balance Sheet of Lu-Chu Development”), and determined subject to the following facts recorded in the financial statements of Lu-Chu Development: (1) The total liabilities is not higher than NT$60,305,791, (2) The number of common stocks of Powerchip Technology Corp. held is not less than 4,192,916, (3) The total value of the common stocks of Chi Li Investment, Luxxon Technology Corporation (Chinese translation), and Chi Feng Technology (hereinafter referred to as “Financial Assets Measured by Cost Method”) held is not less than NT$13,573,133, and (4) the total cash is not lower than NT$478,396. Within three months from the date of closing, the Buyer may commission a certified accountant to audit the assets and liabilities of Lu-Chu Development as of the date of closing. In the event that the audit report demonstrates any of the following facts as of the date of closing, the Seller shall be liable, jointly and severally with the Other Shareholders of Lu-Chu Development, for the repayment to the Buyer on the difference if (1) the total liabilities of Lu-Chu Development is higher than NT$60,262,000, (2) the total number of common stocks of Powerchip Technology Corp. held is less than 4,192,916, or (3) the total cash is less than NT$13,700,000.

3.	Methods of Closing

3.1
(f) In the event that within two years from the closing date Lu-Chu Development acquires the ownership, surface right, permanent land use right, Land No.1, Land No.208, Land No.210, Land No.422 of Xionglin Town in Xinzhu County (hereinafter referred to as “Gateway Land”) (and the owner of Gateway Land shall undertake to Lu-Chu Development in writing that the owner of Gateway Land shall not transfer the Gateway Land or impose encumbrances on it unless agreed by Lu-Chu Development in writing; and where the ownership of the Gateway Land is transferred, the owner of Gateway Land shall cause the transferee of the Gateway Land to undertake as well that Lu-Chu Development shall enjoy the permanent land use right over the Gateway Land and make the same undertaking to Lu-Chu Development that the transferee shall not transfer the Gateway Land or impose encumbrances on it) or the final and effective certificate for existing road issued by the government of Xinzhu County (hereinafter referred to as “Certificate for Existing Road”), the Buyer shall pay the balance to the Seller (and/or to offset the debt due by the Seller to the Buyer) and Other Shareholders of Lu-Chu Development defined in Article 4.4 of the Agreement after deducting all the considerations, costs and fees (NT$100,000,000 is the maximum deduction) incurred by Lu-Chu Development in acquiring the ownership, surface right, permanent land use right of the Gateway Land or the Certificate for Existing Road mentioned above shared by the Seller and Other Shareholders of Lu-Chu Development defined in Article 4.4 of the Agreement in accordance with the proportion of the Second Installment for the Seller and Other Shareholders of Lu-Chu Development defined in Article 4.4 of the Agreement. If Lu-Chu Development intends to apply for Certificate for Existing Road either by itself or by appointing, depending on or using a third party, it shall obtain prior written consent of the Buyer and the Buyer shall not refuse to give such consent without reasonable cause.

The Seller shall be jointly and severally liable for any losses and fees (including, but not limited to attorney fees, administrative procedure fees, litigation fees and the compensation liabilities for injury to third parties) incurred by the Buyer from any disputes arising from the application of the Certificate for Existing Road, and the Seller’s liabilities survive after two years from the closing date.

4.	Condition Precedents for Closing

4.1
To complete the Transaction, the Buyer and the Seller are required to fulfill the following condition precedents for closing either before or on the closing date, unless the Buyer or the Seller has renounced the fulfillment of such condition precedent:

(a)	The Shares to be Sold acquired by the Buyer on the closing date represent more than 80% of the shares already issued by Lu-Chu Development.

(b)	The Shares to be Sold are free from any pledge, or any other rights/encumbrances/restrictions, and are free from collateral in any form for the performance of any indebtedness.

(c)
From the date of executing the Agreement to the closing date, Lu-Chu Development has not encountered any incidents which have material adverse effect on its business or financial status (including, but not limited to litigations or violation of laws).

(d)
From the date of executing the Agreement to the closing date, the Buyer and the Seller have observed and fulfilled the commitments, obligations and terms and conditions contained in the Agreement.  All the representations and warranties made therein are true and correct.

(e)	There are no pending lawsuits, provisional remedies, administrative procedures or disputes which may sufficiently restrict or prohibit the Transaction.

(f)	The Buyer or the person appointed by the Buyer to purchase the Shares to be Sold has obtained the license, permission or approval for the Transaction from the relevant competent authorities.

4.2
From the date the Agreement is executed, the Seller shall make reasonable efforts to enable the completion of the Transaction, including, but not limited to, assisting the Buyer or the person appointed by the Buyer to obtain all approvals required for the Transaction from the competent authority.

4.3
The Sellers, including Powerchip Technology, Li Hsin Investment and Quantum Vision, have executed an agreement collaboratively with the Buyer to agree that Li Hsin Investment and Quantum Vision shall be jointly liable for the outstanding account receivable owed by Powerchip Technology to the Buyer.

4.4
The Buyer has executed an equity purchase agreement (Appendix 3) collaboratively with Luxxon Technology Corporation (Chinese translation), Chi Feng Technology Corporation (Chinese translation), Power World Capital Management, Inc.

(Chinese translation), Teknowledge Development Corporation (Chinese translation), Rei Sun Co., Ltd. (Chinese translation), Li Yuan Investment Co., Ltd. (Chinese translation), Li Li Enterprise Co., Ltd. (Chinese translation) and Frank Huang (Chinese translation), (hereinafter generally referred to as “Other Shareholders of Lu-Chu Development”) under which the Buyer and the Seller agreed that the Buyer shall purchase the shares of Lu-Chu Development from the Other Shareholders of Lu-Chu Development.

4.5
As required by law, the board of directors of Lu-Chu Development has resolved to convene an extraordinary general meeting for Lu-Chu Development on November 16, 2011 or other date (hereinafter referred to as “the Date for the New Shareholders Meeting”) and venue specified by the Buyer, at which all the directors and supervisors of Lu-Chu Development shall be re-elected.

4.6
Prior to the closing date, Lu-Chu Development has completed the disposal of the Financial Assets Measured by Cost Method specified in the Latest Unaudited Balance Sheet of Lu-Chu Development, amounting to NT$13,573,133 and has deposited into the bank account of Lu-Chu Development the equivalent cash amount after deducting the Securities Transaction Tax.

4.7
Lu-Chu Development has delivered to the Buyer the original of the ownership certificate of the land registered at land lot No. 37, Lien-Hua Section, Chu-Bei City, Hsin Chu County (hereinafter referred to as the “Land Registered in Borrowed Name”) for custody. Furthermore, the nominal owner specified in the “Transcript of Land Registered in Borrowed Name” (Appendix 4) has already executed and delivered to the Buyer all the required documents for the transfer of land ownership. The nominal owner has, in the meantime, issued a Letter of Undertaking (Appendix 4-1) to the Buyer declaring that he/she is willing to assist the ownership transfer for the Land Registered in Borrowed Name according to the Buyer’s instructions.

7.	Termination of the Agreement

7.1	The Agreement may be terminated by written agreement of the Buyer and the Seller.

7.2
In the event that either of the Buyer and the Seller (hereinafter referred to as “the Defaulting Party”) violates any of the terms and conditions stipulated in the Agreement and fails to improve the situation to the satisfaction of the other Party (hereinafter referred as “the Non-defaulting Party”) within 30 days after receiving written notice from the Non-defaulting Party, the Non-defaulting Party may claim compensation from the Defaulting Party and declare to terminate this Agreement.

7.3	In the event that, prior to the closing, either of the Buyer and the Seller becomes incapable or insolvent, dissolved or liquidated, has filed for bankruptcy or has been declared bankrupt, the other party may terminate the Agreement in writing.

10.1	Governing Law

The Agreement shall be governed by the laws of the Republic of China.

Signature Pages

The Buyer:
PowerASE Technology Inc.

Name:
Title:

The Seller:
Powerchip Technology Inc.

Name:
Title:

Li Hsin Investment Corp.

Name:
Title:

Quantum Vision Corp.

Name:
Title:

Novax Technologies, Inc.

Name:
Title:

Chi Hsiang Investment Corp.

Name:
Title:

Chi Li Investment Corp.

Name:
Title:

Chi Feng Technology Corp.

Name:
Title: